1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

May [   ], 2021

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Valerie Lithotomas, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Company”)
(File Nos. 033-23166; 811-05624)

Dear Ms. Lithotomas:

Thank you for your telephonic comments regarding the Company’s registration statement on Form N-1A relating to the addition of Class IS shares of the Global Insight Portfolio (the “Fund”), a series of the Company, filed with the Securities and Exchange Commission (the “Commission”) on April 12, 2021. The Company has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Company’s registration statement on its behalf. Below, we describe any changes made to the registration statement in response to your comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 241 to the Company’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 11, 2021.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please consider removing the line item entitled “Distribution and/or Shareholder Service (12b-1) Fee” from the Annual Fund Operating Expenses table because Class IS shares are not subject to such fee.
Response 1. We respectfully acknowledge the comment; however, this approach to the Annual Fund Operating Expenses table is consistent with the approach taken for the Annual Fund Operating Expenses table of other series and classes of shares of other series of the Registrant. Accordingly, we respectfully decline to implement any changes at this time.

Comment 2.	With respect to footnote 2 to the Annual Fund Operating Expenses table, please clarify that the expense limitation will be in place for at least one year from the date of the prospectus or provide the actual date through which the expense limitation will be in place.
Response 2. The disclosure has been revised accordingly.
Comment 3.	Please confirm that the dollar amounts in the Example reflect the expense limitation arrangement only for the current period of the arrangement.
Response 3. We confirm that the dollar amounts in the Example reflect the expense limitation arrangement only for the current period of the arrangement (i.e., one year).
Comment 4.	Please include a principal risk relating to environmental, social and governance (“ESG”) factors or explain supplementally the rationale for not including such a principal risk.
Response 4. We respectfully acknowledge the comment; however, we believe that the existing “ESG Investment Risk” included in the section of the prospectus entitled “Additional Information About the Fund’s Investment Strategies and Related Risks” appropriately reflects the risks associated with the Fund’s investment strategies and processes relating to ESG factors.

COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 5.	Please consider clarifying that the “Other Directorships Held by Independent Director” are those held by the Director at any time during the past five years.
Response 5. The disclosure has been revised accordingly.

COMMENT TO THE PART C

Comment 6.	Please confirm that the Fund will comply with the requirements of the Fixing America’s Surface Transportation Act (the “FAST Act”).
Response 6. We confirm that the Fund will comply with the requirements of the FAST Act.
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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,
/s/ Allison Fumai
Allison Fumai

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